Exhibit 99(1)

FROM:	Kerzner International Limited
The Bahamas
Investor Contact: Omar Palacios
Tel: +1.242.363.6018
Media Contact: Lauren Snyder
Tel: +1.242.363.6018

FOR IMMEDIATE RELEASE

KERZNER PROMOTES EXECUTIVES FOR
PROPERTIES IN MOROCCO AND THE BAHAMAS

PARADISE ISLAND, The Bahamas, August 16, 2004 – Kerzner International Limited (NYSE: KZL, the “Company”), a leading international developer and operator of destination resorts, casinos and luxury hotel properties, today announced the promotions of Alan Leibman and Nan Palmer. Mr. Leibman has been appointed Chief Executive Officer for the Company’s recently announced destination resort casino development, Mazagan, in El Jadida, Morocco. Ms. Palmer will succeed Mr. Leibman as Chief Operating Officer, Atlantis, Paradise Island. These promotions will become effective on October 1, 2004.

Butch Kerzner, Chief Executive Officer of the Company, commented, “I am pleased to announce the appointments of Alan and Nan to these two important positions within our growing organization. Alan and Nan have meaningfully contributed to our operating success at Paradise Island. Alan has been with us for both Phases I and II of Atlantis, Paradise Island and his strong background in opening hotel and casinos make him an ideal fit for our new project in Morocco. Nan has led our process re-engineering efforts in The Bahamas since 2000, helping improve our operational efficiency by working closely with Paul O’Neil and Alan, thereby positioning her well to assume Alan’s current responsibilities.”

Mr.     Leibman has an established background in the hotel and resort business. Mr. Leibman has been with the Company since 1995 and currently serves as Chief Operating Officer of Atlantis, Paradise Island, a position he has held since June 1997. Mr. Leibman was previously with Ritz Carlton, where he most notably served as Director of Operations of the Ritz Carlton Group, Australia.

Mr.     Leibman will report directly to Butch Kerzner and will be responsible for working closely with the development team as the Company plans the Mazagan resort, an estimated $230 million project that is expected to consist of a 600-room hotel, an 18-hole golf course, convention space, restaurants and a casino. The Company expects to commence construction of this project in 2005 and to complete the project by mid-2007. The development of this project is subject to obtaining financing as well as certain other conditions, including the receipt of all applicable regulatory, municipal, regional and other approvals.

Ms.     Palmer will assume Mr. Leibman’s position as Chief Operating Officer, Atlantis, Paradise Island. In her current position as Senior Vice President of Process Re-Engineering, Ms. Palmer has been responsible for improving the quality of service and customer satisfaction levels at Atlantis, Paradise Island. In her new role, Ms. Palmer will report to Paul O’Neil, Chief Executive Officer of Kerzner International Bahamas. Ms. Palmer’s experience includes more than 20 years in the hotel and resort industry. Ms. Palmer held significant management positions within ITT Sheraton Hotels, including oversight throughout North America and management of the Phoenician Resort in Scottsdale, Arizona.

About The Company

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company’s flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat and is the home to the largest casino in the Caribbean. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In the United Kingdom, Kerzner is currently developing a casino in Northampton and received its Certificate of Consent from the U.K. Gaming Board on March 30, 2004. In its luxury resort hotel business, the Company manages nine resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. Additional One&Only properties are either underway or in the planning stages in the Maldives and South Africa. For more information concerning the Company and its operating subsidiaries, visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company’s public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018. Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.